SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934
For the Month Ended November 2001	Commission File Number 000-31645

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

31ST FLOOR BOW VALLEY SQUARE II, 205 - 5TH AVENUE, S.W.,
CALGARY, ALBERTA, CANADA T2P 2V7
(Address of Principal Executive Offices)

Telephone (403) 262-1838

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______	No X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Total Number of pages is 17

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY REPORT

BC Form 51-901F

ISSUER DETAILS
NAME OF ISSUER BIRCH MOUNTAIN RESOURCES LTD.		QUARTER ENDED 2001/09/30	DATE OF REPORT YY/MM/DD 2001/11/27
ISSUER ADDRESS 3100, 205 - Fifth Avenue S.W.
CITY PROVINCE CALGARY AB	POSTAL CODE T2P 2V7	ISSUER FAX NO. (403) 263-9888	ISSUER Telephone (403) 262-1838
CONTACT NAME DON L. DABBS	CONTACT POSITION Vice President & CFO		CONTACT TELEPHONE (403) 262-1838
CONTACT EMAIL ADDRESS dabbsd@birchmountain.com		WEB SITE ADDRESS www: birchmountain.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
DIRECTOR'S SIGNATURE "Donald L. Dabbs"	PRINT FULL NAME Donald L. Dabbs	DATE SIGNED YY/MM/DD 2001/11/27
DIRECTOR'S SIGNATURE "Douglas J. Rowe"	PRINT FULL NAME Douglas J. Rowe	DATE SIGNED YY/MM/DD 2001/11/27

BIRCH MOUNTAIN RESOURCES LTD.

FORM 51-901F - QUARTERLY REPORT

September 30, 2001

SCHEDULE A: FINANCIAL STATEMENTS

The unaudited financial statements for the first nine months and quarter ended September 30, 2001 prepared by the Company are attached. The reader is referred to the Notes to the statements and Schedule C for a discussion on the change in accounting practice implemented in the first quarter of 2001.

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 2001
( UNAUDITED)

	30-Sep-01		31-Dec-00
ASSETS
Current Assets
Cash and Short Term Investments	928,290		2,823,715
Restricted Short Term Investments	39,628		38,000
Accounts Receivables & Other	32,508		64,422
Prepaid Expenses	12,314		10,034
		$ 1,012,740		$ 2,936,171

Investments			15,930
Capital Assets	224,932		200,587
Mineral Exploration Costs			8,338,431
		$ 224,932		$ 8,554,948

Total Assets		$ 1,237,672		$ 11,491,119

LIABILITIES & SHAREHOLDER'S EQUITY
Current Liabilities
Accounts Payable		$ 262,743		$ 385,462

Shareholder's Equity
Common Share Capital	24,506,329		24,633,830
Deficit	(23,531,400)		(13,528,173)
		$ 974,929		$ 11,105,657

Total Liabilities and Shareholder's Equity		$ 1,237,672		$ 11,491,119

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
FOR THE PERIOD ENDED SEPTEMBER 30, 2001
( UNAUDITED )
	3 Months		3 Months
	Quarter 3	9 Months	Quarter 3	9 Months
	30-Sep-01	30-Sep-01	30-Sep-00	30-Sep-00

EXPENSES
Shareholder Services and Promotion	35,305	219,026	60,228	203,127
Salaries,Mgmt Fees and benefits	128,529	383,831	178,335	410,888
Office & Lab	68,448	217,224	64,337	181,742
Professional Fees	63,785	373,450	86,483	723,445
Research Cost	180,614	395,445	4,987	44,393
Amortization and Non Cash Charges	14,617	40,557	12,840	37,903
Mineral Cost	43,676	326,610
LOSS BEFORE THE FOLLOWING	534,973	1,956,143	407,210	1,601,498

Interest and Other Income	(4,155)	(76,829)	(34,158)	(132,417)
Gain on sale fo Shares	-	(14,518)
Write-down of Mineral Expln Co			1,629	5,518
	(4,155)	(91,347)	(32,529)	(126,899)

NET LOSS FOR THE PERIOD	530,818	1,864,796	374,681	1,474,599
Future Income Tax Recovery	(94,000)	(200,000)
NET LOSS FOR THE YEAR	436,818	1,664,796	374,681	1,474,599
	-
DEFICIT AT BEGINNING OF PERIOD	23,094,582	13,528,173	11,097,463	9,997,545
Adoption of Accounting Policy (Note2)		8,338,431

DEFICIT AT BEGINNING OF PERIOD Restated	23,094,582	21,866,604	11,097,463	9,997,545
DEFICIT AT the end OF PERIOD	23,531,400	23,531,400	11,472,144	11,472,144

LOSS PER SHARE: ISSUED +O/S	$ 0.01	$ 0.05	$ 0.01	$ 0.04
LOSS PER SHARE: FULLY DILUTED	$ 0.01	$ 0.04	$ 0.01	$ 0.04

SHARE CAPITAL
ISSUED AND OUTSTANDING	33,647,122	33,647,122	33,302,966	33,302,966
FULLY DILUTED BASIS	37,611,653	37,611,653	36,883,747	36,883,747

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE PERIOD ENDED SEPTEMBER 30, 2001
( UNAUDITED )

	3 Mo	9 Mo	3 Mo	9 Mo
	30-Sep-01	30-Sep-01	30-Sep-00	30-Sep-00

CASH FLOWS FROM OPERATING ACTIVITIES
Cash Received from Interest	18,673	75,417	32,644	101,590
Cash Paid to Suppliers	(488,201)	(1,417,076)	(254,613)	(620,596)
Cash Paid to Employees	(208,644)	(587,658)	(173,273)	(457,443)
	(678,172)	(1,929,317)	(395,242)	(976,449)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Common Shares for Cash		72,500	48,750	4,293,426
Share Issuance Costs				(116,536)
	-	72,500	48,750	4,176,890

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on Disposal of Investment		30,488
Purchase of Capital Assets	(32,489)	(67,468)	(9,100)	(66,295)
Mineral Exploration Costs			(121,270)	(873,531)
	(32,489)	(36,980)	(130,370)	(939,826)

INCREASE (DECREASE) IN CASH	(710,661)	(1,893,797)	(476,862)	2,260,615

CASH AT BEGINNING OF PERIOD	1,678,579	2,861,715	3,681,035	943,558

CASH AT END OF PERIOD	967,918	967,918	3,204,173	3,204,173

BIRCH MOUNTAIN RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2001

(UNAUDITED)

1. Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2000 with the exception detailed in note 2 below. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2000.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

2. Adoption of Accounting Policy

During the quarter ended March 31, 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development Stage (see Note 3). Pursuant to the Adoption for this guideline the Company's accounting policy with respect to mineral properties and deferred exploration costs commencing January 1, 2001 was to expense them and only defer the costs when it is probable that they will be recoverable from the future operations of the related project.

For the year ended December 31, 2000, the mineral leases and permits are recorded at cost. Cost includes cash consideration and the market value of shares issued, if any. All direct and indirect acquisition and exploration expenditures are capitalized and deferred until the leases and permits to which they relate are placed on production, sold, allowed to lapse, or abandoned. These costs will be amortized over the estimated useful lives of the leases and permits following the commencement of production, or written off if the leases and permits are sold, allowed to lapse, or abandoned. The Company assesses the carrying value of these mineral exploration costs annually and based on estimates, adjusts the carrying amount for any impairments in value or surrender of permits or leases.

Leases and permits acquired under option or joint venture agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

3. Mineral Exploration Costs

During the quarter ended March 31, 2001, the Company has adopted the requirements of Accounting Guideline 11, Enterprises in the Development State ("AcG-11") issued by the Canadian Institute of Chartered Accountants. Under AcG-11, all deferred resource property expenditures are reviewed, on a property-by-property basis, to assess their recoverability and when the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value. Previously, the Company capitalized all exploration costs incurred on its mineral properties if exploration was continuing on the property, on the basis that it was too early to tell whether the deferred costs would not be recovered from a geological resource or reserve or otherwise. The Company has accounted for this change in accounting policy on a retroactive basis as a cumulative adjustment to increase the opening deficit and reduce the carrying value of mineral exploration costs at January 1, 2001 by $8,338,431. Prior periods have not been restated.

4. Stock Options

The Company has a stock option plan under which the board of directors can grant options to purchase common shares to senior employees, consultants and directors, limited to maximum of 10% of the issued and outstanding shares and a term not exceeding five years.

The Company has granted options on common shares as follows:

	Number of Options	Price Range ($)	Weighted Average Price ($)	Expiry Date
December 31, 2000 outstanding	1,920,000	.22 - 1.36	.85	2001 - 2004
Granted	683,750	.60 - .65	.63	2006
Cancelled	(50,000)	.70	.70	2001
September 30, 2001 outstanding	2,553,750	.22 - 1.36	.79	2001 - 2006

During the quarter ended September 30, 2001 no options were granted, exercised or cancelled.

5. Share Capital

During the quarter ended June 30.2001 the Company issued 94,156 shares for proceeds of $72,500.In addition, all of the common shares subject to a voluntary pooling agreement at year end were released on May 9,2001. There was no common share issued during the three months ended September 30, 2001.

Subsequent to September 30, 2001, all of the 1,410,781 warrants outstanding at December 31, 2000 had their expiry dates extended to June 2002.

6. Future Income Tax Recovery

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the Company agrees to incur qualifying expenditures, as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors. Share capital is reduced by the estimated future income tax cost of the renounced deductions as the expenditures are incurred.

Based on the expenditures during the nine months ended September 30, 2001, future income tax recoveries of $200,000 have been recorded along with a corresponding reduction to share capital.

7. Related Party Transactions during the Period

Included in shareholder services and promotion are amounts paid to a company controlled by the spouse of a director totaling $19,100 for the second quarter and $2,207 for the first quarter of 2001. There were no related party transactions during the three months ended September 30, 2001.

8. Material differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

a) The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the face of the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was $288,000 at September 30, 2001 (December 31, 2000 - $806,000).

b) Mineral exploration costs are accounted for in accordance with Canadian GAAP as discussed in Note 2. Until the change in accounting policy, this differed from the treatment for U.S. GAAP purposes. The Company expenses exploration costs relating to unproven mineral leases and permits as incurred as well as acquisition costs for leases and permits that do not provide for unrestricted exploration for U.S. GAAP purposes. Any write-down of capitalized exploration costs would be considered an operating expense and included in the determination of operating loss for the period in which the write-down occurred. For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities.

c) Future income taxes related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP. For U.S. GAAP, these costs are included in the future tax provision.

d) Shares held in escrow that are performance based, have been excluded from the loss per share calculation for U.S. GAAP purposes.

If these consolidated financial statements were prepared in accordance with US GAAP, the impact on the balance sheets would be as follows:

	September 30 2001	December 31 2000
Mineral exploration costs under Canadian GAAP	$ -	8,338,431
Exploration expenditures	-	8,338,431
Mineral exploration costs under U.S. GAAP	$ -	-
Deficit under Canadian GAAP	$23,531,400	13,528,173
Exploration expenditures	-	8,338,431
Future income taxes	1,070,064	870,064
Deficit under U.S. GAAP	$24,601,464	22,736,668

In addition, the impact on the consolidated statements of loss would be as follows:

	3 months Sept 30, 2001	9 months Sept, 30 2001	3 months Sept 30 2000	9 months Sept 30 2000
Net loss for the period under Canadian GAAP	$ 436,618	1,664,796	374,681	1,474,599
Exploration expenditures	-		121,270	2,273,531
Future income taxes	94,000	200,000	--	--
Net loss for the period under U.S. GAAP	$ 530,618	1,864,796	495,951	3,748,130
Loss per share under U.S. GAAP	$ 0.02	0.06	0.01	0.11

For U.S. GAAP purposes, the Company has adopted APB Opinion No.25, Accounting for Stock Issued and Employees (APB 25), to account for stock based compensation to employees and directors using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at September 30, 2001, no compensation cost has been required to be recorded for any period under this method as the option price has been equal to the market price on the date of the grant.

The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period. These costs were calculated in accordance with the Black-Scholes option pricing model, assuming no dividends are to be paid, vesting occurring on the expiration of the grant, volatility of 49% for 2001 respectively, and an annual risk free rate of 5%. There were no options issued during 2000.

Had the Company adopted SFAS 123 for its U.S. GAAP disclosure, the following net losses would have been reported:

	3 months Sept 30 2001	9 months Sept 30 2001	3 months Sept 30 2000	9 months Sept 30 2000
Net loss under U.S. GAAP	$ 530,618	1,864,796	495,951	3,748,130
Pro-forma stock compensation, after net tax affect	55,568	162,333	39,067	135,611
Pro-forma net loss under U.S. GAAP	$ 586,186	2,027,129	535,018	3,883,741
Pro-forma loss per share under U.S. GAAP	$ 0.02	0.06	0.02	0.12

BIRCH MOUNTAIN RESOURCES LTD.

FORM 51-901F - QUARTERLY REPORT

September 30, 2001

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. a) Summary of deferred exploration costs.

Exploration costs are expensed as incurred, see Note 2 of the Financial Statements or Schedule C 2.a for an explanation of the change in accounting policy.

b) During the period the material expenditures were as follows:

	3 mo. to 09/30/01		9 mo. to 09/30/01
General Office Expenses		$68,448		$217,224
Salaries, management fees & benefits		128,529		383,831
Consulting		63,785		373,450
Accounting			14,930
Audit Fees Can	12,750		91,125
Audit Fees U.S.			10,372
I.T.			4,200
Legal Fees Can	27,214		124,590
Legal Fees U.S.			55,892
Management Consultants	23,821		72,270
Shareholder Services & Promotion		35,305		219,026
Research costs		180,614		395,445
Materials, expenses, assays	11,552		48,903
Services & contracts	112,962		161,636
Salaries & travel	56,100		184,906
Amortization		14,617		40,557
Mineral Exploration & Analysis		43,676		326,610
Equipment rent & maintenance	225		33,812
Lab rent & utilities	4,509		24,028
Transportation & accommodations	4,844		23,880
Materials & supplies	1,434		8,883
Mineral lease payments	5,347		114,932
Third party services	11,898		42,832
Personnel	15,419		78,243

2. Related party transactions during the period:

Included in shareholder services expenses are amounts paid to a company controlled by the spouse of a director totaling $19,100 for the second quarter and $2,207 for the first quarter of 2001.

3. Summary of securities issued and options granted during the period:

a) Securities issued during the period:

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration
04/03/01	Common Shares	Priv. Placem't	94,156	$0.77	$72,500	Cash

b) Options granted during the period:

Date	Number	Name or Description Of Optionee	Exercise Price	Expiry Date
01/27/01	268,750	Employees	$0.60	01/27/06
01/27/01	140,000	Consultants	$0.60	01/27/06
04/24/01	275,000	Directors/Officer	$0.65	04/24/06

4. Summary of securities as at the end of the reporting period:

a) Description of authorized share capital:

Unlimited number of voting common shares without par value.

Unlimited number of preferred shares, issuable in series

Unlimited number of non-voting shares

b) Number and recorded value for shares as at the end of this reporting period:

Issued and outstanding: 33,647,122

Value: $21,870,629 [@$0.65/shr (price when suspended)]

c) Description of options and warrants outstanding.

Number	Exercise Price	Expiry Date
Warrants
228,153	$1.50	06/21/02
764,231	$1.50	06/21/02
408,614	$1.50	06/25/02
9,783	$1.50	06/30/02

Options
105,000	$0.70	11/21/01*
75,000	$0.70	01/02/02
100,000	$0.70	03/24/02
10,000	$0.70	06/05/02
150,000	$0.90	03/09/03
75,000	$0.22	07/13/03
490,000	$0.35	11/16/03
30,000	$1.25	07/26/04
835,000	$1.36	11/18/04
408,750	$0.60	01/27/06
275,000	$0.65	04/24/06

* Expired unexercised

d) All common shares held by Montreal Trust Company of Canada under the terms of a voluntary pooling agreement were released 05/09/01.

5. Directors and Officers as at the date this report is signed and filed:

Name	Position
Kerry E. Sully	Chairman & Director
Douglas J. Rowe	President, CEO & Director
Donald L. Dabbs	Vice President, CFO & Director
Lanny K. McDonald	Director
John I. Clark	Director
Charles S. Hopper	Director
John R. Houghton	Corporate Secretary
Suzanne L. Loov	Assistant Corporate Secretary
Hugh J. Abercrombie	Vice President - Exploration

BIRCH MOUNTAIN RESOURCES LTD.

FORM 51-901F - QUARTERLY REPORT

September 30, 2001

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. Description of Business

Birch Mountain Resources Ltd. ("Birch" or the "Company") is a mineral exploration and mineral technology company. Mineral exploration is confined to Alberta and Manitoba, Canada.

Landholdings at September 30, 2001:

Project	hectares	acres
Athabasca	765,306	1,891,105
Birch Mountains	82,944	204,959
Dawson Bay	10,030	25,300
Total	858,280	2,121,364

On November 2, 2001 the Company announced that it had entered into an option agreement whereby Marum Resources Inc. and Shear Minerals Ltd. can earn up to 90% interest in the diamond rights of the Birch Mountain property if they achieve the required exploration expenditures over the next three years.

The Company operates a core lab and a geochemical laboratory in Calgary.

2. Operations and Financial Conditions

a) Change in Accounting Policy

During the first quarter of 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development State ("AcG-11") issued by the Canadian Institute of Chartered Accountants. Under AcG-11, all deferred resource property expenditures are reviewed, on a property-by-property basis, to assess their recoverability and when the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value. Previously, the Company capitalized all exploration costs incurred on its mineral properties if exploration was continuing on the property, on the basis that it was too early to tell whether the deferred costs would not be recovered from a geological resource or reserve or otherwise. The Company has accounted for this change in accounting policy on a retroactive basis as a cumulative adjustment to increase the opening deficit and reduce the carrying value of mineral exploration costs at January 1, 2001 by $8,338,431. Prior periods have not been restated.

b) Operations

Total costs and expenses were $1,664,796 for the nine months ended September 30, 2001, up from $1,474,599 from 2000. However, in comparing total expenses, the $873,531 of exploration expenses for the same period in 2000 must be added, due to changes in accounting procedures, bringing total expenses in 2000 to $2,348,130. Shareholder services and promotion expenses were $219,026, up from $203,127. Salaries, management fees and benefits decreased from $410,888 in 2000 to $383,831 due to reassignment of personnel on technical work and the personnel costs are included in the lab and research costs. Professional fees in the first nine months 2001 were $373,450 compared with $233,445 in 2000 (2000 also included a one-time $490,000 Finders Fee). The increase in professional fees was due to activities associated with the CDNX technical audit and the Company's appeal of the trading suspension to the Alberta Securities Commission. The increased lab and research costs, from $44,393 for the first nine months of 2000 to $395,445 for the same period in 2001, reflects the priority placed on advancing the Company's extraction and analysis technology.

Exploration expenses for the three quarters of 2000 were $121,270, made up mostly of costs associated with the drilling program on the Company's Athabasca leases in the first quarter. As explained above, the accounting procedures have changed and exploration costs are now expensed and are down from those in 2000, to $43,676 as there was only a small drilling program in July of 2001.

3) Significant Events

The Canadian Venture Exchange Inc.

A significant development in the past year was the trading suspension imposed by the CDNX. On the basis of statements contained in the Company's news release of June 15, 2000, announcing its technical achievements and the filing of a U.S. patent application, trading of the Company's common shares was halted by the CDNX on June 16, 2000. On June 28, 2000, the CDNX suspended trading of the Company's shares.

Following three months of information review and consultation, the Company agreed to issue a clarifying news release, cooperate with the CDNX to conduct an independent technical audit and provide assurance to the CDNX that insiders of the Company would not trade in the Company's securities until the independent audit was completed. On this basis, the CDNX agreed to allow trading in Birch Mountain's shares to resume. The clarifying news release was issued on September 27, 2000, and the CDNX reinstated trading of the Company's common shares on September 29, 2000.

Associated Mining Consultants Ltd. ("AMCL") of Calgary conducted the independent technical audit. The audit began on October 6, 2000, and a final report was issued to the CDNX and the Company on February 8, 2001. The Company issued a news release on February 16, 2001, that contained AMCL's conclusions, and the statement that Birch Mountain considered the audit process to have been flawed and disagreed with most of AMCL's conclusions. The CDNX again suspended trading of the Company's common shares on February 27, 2001, based on information in the AMCL audit report. The Company has detailed its disagreements with the AMCL conclusions and has filed these, together with other third-party reports, as part of its appeal of the suspension of trading with the Alberta Securities Commission ("ASC") on March 9, 2001.

The CDNX has failed to table the "record" as instructed by the ASC in a letter dated April 2, 2001. On October 30, 2001 the Company filed a submission with the ASC outlining its reasons for a de novo or new hearing in order to introduce new evidence as there was considerable data not considered by AMCL, plus there has been additional data, including verification reports, that should be considered in the appeal. On November 27, 2001 the Company filed a motion to appeal the trading suspension to the Listed Company Review Panel of the CDNX.

Responding to the CDNX suspension, cooperating with the technical audit and defending the Company with an appeal to the ASC has seriously impaired the Company's financial position as legal and staff costs directly associated with these matters over the past eighteen months has exceeded $500,000.

Registration with the United States Securities and Exchange Commission

In September 2000, Birch Mountain filed a Form 20-F Registration Statement with the United States Securities and Exchange Commission ("SEC"). A fourth amendment was filed May 8, 2001 and the Company was advised on May 10, 2001 that the SEC had no further comments on this filing. Registration with the SEC enables U.S. broker/dealers to solicit secondary investment in the Company's securities and facilitates investment by U.S. citizens. Additionally, registration with the SEC is a prerequisite to an application for listing on a U.S. stock exchange.

In August 2001, a market maker filed a Form 211 with the national Association of Securities Dealers ("NASD") to begin quotation of the common shares on the OTC bulletin Board. The market maker was recently informed by the NASD that there is a deficiency in the Form 211, but the deficiency was not identified.

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

BIRCH MOUNTAIN RESOURCES LTD.

December 5, 2001

/s/ Donald L. Dabbs
DONALD L. DABBS
Vice-President and CFO